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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 ______________

                                    FORM 8-A


               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                        PURSUANT TO SECTION 12(b) OR (g)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 ______________


                           NOBLE DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)

                Delaware                              73-0374541
        (State of incorporation)        (I.R.S. employer identification number)


    10370 Richmond Avenue, Suite 400
             Houston, Texas                              77042
(Address of principal executive offices)               (Zip Code)


       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(b) OF THE ACT:

           Title of each class                      Name of each exchange on which
           to be so registered                      each class is to be registered
           -------------------                      ------------------------------
     Preferred Stock Purchase Rights                   New York Stock Exchange

If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

       SECURITIES TO BE REGISTERED PURSUANT TO SECTION 12(g) OF THE ACT:

                                      None
                                (Title of Class)

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ITEM 1.  DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

         On June 28, 1995, the Board of Directors of the Company authorized and declared a dividend of one Right (a "Right") for each outstanding share of Common Stock of the Company (the "Common Shares"). The dividend has been paid to holders of the Common Stock for each Common Share owned of record by them on July 10, 1995 (the "Record Date") or issued to holders thereafter. In addition, the Company has authorized the issuance of one Right with respect to each share of Common Stock that shall become outstanding prior to the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date (as such terms are hereinafter defined). When exercisable each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1.00 per share, of the Company (the "Preferred Shares"), at a price of $35.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between the Company and Liberty Bank and Trust Company of Oklahoma City, N.A., as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15 percent or more of the outstanding Common Shares and (ii) 10 business days (or such later date as may be determined by action of the Board of Directors of the Company prior to such time as any person or group of affiliated or associated persons becomes an Acquiring Person) following the commencement of, or first public announcement of an intention to commence, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of affiliated or associated persons of 15 percent or more of the outstanding Common Shares (the earlier of such dates being herein referred to as the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of a Summary of Rights to Purchase Preferred Shares ("Summary of Rights"), in substantially the form attached to the Rights Agreement as Exhibit C, attached thereto.

         The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares, will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding on or after the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on July 10, 2005 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.





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         The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

         Preferred Shares purchasable upon exercise of the Rights will not be subject to redemption by the Company. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $.01 per share but will be entitled to an aggregate dividend of 100 multiplied times the dividend declared per Common Share. In the event of liquidation, the holder of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per share but will be entitled to an aggregate payment of 100 multiplied times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 multiplied times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event that the Company is acquired in a merger or other business combination transaction or 50 percent or more of its consolidated assets or earning power are sold after a person or group of affiliated or associated persons has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void and nontransferable), will thereafter have the right to receive upon exercise that number of Common Shares of the Company having a market value of two times the exercise price of the Right.

         At any time after any person or group of affiliated or associated persons becomes an Acquiring Person and prior to the acquisition by such person or group of 50 percent or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the





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Rights (other than Rights owned by such person or group which will have become null and void and nontransferable), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least one percent in such Purchase Price. The Company may, but shall not be required to, issue fractions of a Preferred Share (other than one one-hundredth of a Preferred Share or any integral multiple thereof, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the close of business on the tenth day following a public announcement that an Acquiring Person has become such an Acquiring Person, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. The time at which the Rights are redeemed by the Company is herein referred to as the "Redemption Date." Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

         At any time prior to the Distribution Date and subject to the last sentence of this paragraph, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including without limitation an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of 0.001 percent and the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent. From and after the Distribution Date and subject to applicable law, the terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of Rights Certificates to, among other things, make any other provisions in regard to matters under the Rights Agreement that the Company may deem necessary or desirable and that shall not adversely affect the interests of the holders of the Rights or Right Certificates (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The terms of the Rights may not be amended to (i) reduce the Redemption Price (except as required by antidilution provisions) or (ii) provide for an earlier Final Expiration Date.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The Preferred Shares shall rank, with respect to the payment of dividends and as to distributions of assets upon liquidation, dissolution or winding up of the Company, junior to the Company's currently outstanding series of $1.50 Convertible Preferred Stock and to all other series of preferred stock of the Company, unless the Board of Directors of the Company shall specifically determine otherwise in fixing the powers, preferences and relative, participating, optional and other special rights of the shares of any such other series and the qualifications, limitations and restrictions thereof.





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         As of February 21, 1996, there were 94,452,634 Common Shares issued and outstanding, and an aggregate of an additional 12,662,186 Common Shares reserved for issuance under the Company's employee stock option plans, non-employee director stock option plan and certain non-employee director stock option agreements, and upon conversion of the Company's $1.50 Convertible Preferred Stock. The Company also has reserved for issuance shares of Common Stock for contingent obligations relating to the acquisition of Triton Engineering Services Company and for matching funding obligations under the Noble Drilling Thrift Plan. One Right has been distributed to holders of the Common Stock for each Common Share owned of record by them on July 10, 1995 or issued to holders thereafter. One Right will be issued with respect to each Common Share that shall become outstanding prior to the earliest of the Distribution Date, the Redemption Date and the Final Expiration Date. In certain circumstances, the Company may issue Rights with respect to Common Shares issued following the Distribution Date and prior to the earlier of the Redemption Date and the Final Expiration Date. The Company's Board of Directors has initially reserved for issuance upon exercise of the Rights 1,100,000 Preferred Shares, which number is subject to adjustment from time to time in accordance with the Rights Agreement.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company in a manner or on terms not approved by the Board of Directors. The Rights, however, should not deter any prospective offeror willing to negotiate in good faith with the Board of Directors, nor should the Rights interfere with any merger or business combination approved by the Board of Directors of the Company prior to an Acquiring Person's acquiring 15 percent or more of the Common Shares.

         The Company has in place certain additional measures which could also be considered to have anti-takeover effects. For additional information on such measures, see the sections captioned "Foreign Ownership" and "Certain Corporate Governance Provisions" contained on pages 11-14 of the Company's Registration Statement on Form 8-A dated March 14, 1996, a copy of which is filed as an exhibit to this Registration Statement and incorporated herein by reference.

         A copy of the Rights Agreement between the Company and the Rights Agent specifying the terms of the Rights is filed as an exhibit to this Registration Statement and incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement.





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ITEM 2.  EXHIBITS.

         1. Rights Agreement, dated as of June 28, 1995, between Noble Drilling Corporation and Liberty Bank and Trust Company of Oklahoma City, N.A., which includes as Exhibit B thereto the Form of Right Certificate.

         2. Sections captioned "Foreign Ownership" and "Certain Corporate Governance Provisions" contained on pages 11-14 of Noble Drilling Corporation's Registration Statement on Form 8-A covering the Registrant's Common Stock and $1.50 Convertible Preferred Stock, dated March 14, 1996.

         In addition, and in accordance with the Instructions as to Exhibits of Form 8-A, the following exhibits are not filed with, or incorporated by reference in, copies of this Registration Statement filed with the Securities and Exchange Commission, but are filed with each copy of this Registration Statement filed with the New York Stock Exchange, Inc.:

         3. Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1995.

         4. Proxy statement of the Registrant for the annual meeting of stockholders held on April 27, 1995.

         5. Certificate of Incorporation of the Registrant, as amended (including the Certificate of Designations for the Series A Junior Participating Preferred Stock), and composite copy of the Bylaws of the Registrant as currently in effect.

         6. Registrant's Annual Report to Stockholders for 1994, including therein the Registrant's Annual Report on Form 10-K for the fiscal year ended December 31, 1994.





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                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                           NOBLE DRILLING CORPORATION



Date:  March 14, 1995                      By:    /s/ Byron L. Welliver
                                               ---------------------------------
                                                Byron L. Welliver,
                                                Senior Vice President - Finance,
                                                 Treasurer and Controller





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                               INDEX TO EXHIBITS


          Exhibit                                      Description
          -------                                      -----------
             1               Rights Agreement, dated as of June 28, 1995, between Noble
                             Drilling Corporation and Liberty Bank and Trust Company of
                             Oklahoma City, N.A., which includes as Exhibit B thereto the
                             Form of Right Certificate.



             2               Sections captioned "Foreign Ownership" and "Certain Corporate
                             Governance Provisions" contained on pages 11-14 of Noble
                             Drilling Corporation's Registration Statement on Form 8-A
                             covering the Registrant's Common Stock and $1.50 Convertible
                             Preferred Stock, dated March 14, 1996.